MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190

                               September 30, 2005

                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-8040

Mail Room 4561
Securities and Exchange Commission
Washington, D.C. 20549
ATTN: MS. REBEKAH TOTON

                             SECURED SERVICES, INC.
                       REGISTRATION STATEMENT ON FORM SB-2
                               FILED JULY 28, 2005
                               FILE NO. 333-127003

Dear Sirs & Mesdames

         This letter responds to the Staff's comment letter dated August 24, 2005 regarding the above referenced Registration Statement. For ease of reference, your enquiries have been incorporated in this letter and precede our responses.

         If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above or John Hui of this firm at 212-838-8599.

General
-------

1. REVISE TO INCLUDE UPDATED FINANCIAL STATEMENTS CONSISTENT WITH THE REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

        The financial statements included in the Registration Statement, as well as the Summary Financial Information and Selected Consolidated Financial information derived therefrom have been updated to substitute the 6-month data for Secured Services and data to the date of acquisition for Chameleon for the first quarter data previously included therein.

2. PLEASE PROVIDE AN UPDATED INDEPENDENT REGISTERED ACCOUNTANT'S CONSENT WITH THE NEXT AMENDMENT.

        An updated independent registered accountant's consent is included in the filing.

3. PLEASE NOTE THAT YOU MUST CLEAR ALL PENDING STAFF COMMENTS RELATING TO THE POST-EFFECTIVE AMENDMENT ON FORM SB-2 (FILE NO. 333-116455) AND YOUR PERIODIC REPORTS PRIOR TO REQUESTING EFFECTIVENESS OF THIS REGISTRATION STATEMENT.

        The need for clearance of Staff comments on the Post-effective Amendment File No. 333-116455 has been noted.

4. WE NOTE THAT THIS REGISTRATION STATEMENT COVERS 700,010 COMMON SHARES AND 140,002 COMMON SHARES UNDERLYING WARRANTS ISSUED IN CONNECTION WITH YOUR MARCH 2005 OFFERING OF UP TO 400,000 UNITS. WE ALSO NOTE FROM PAGE 32 THAT 144,000 UNITS HAD BEEN SOLD AS OF JUNE 30,2005, AND THAT YOU CANNOT ASSURE INVESTORS THAT YOU WILL BE ABLE TO SELL ANY ADDITIONAL E TELL US WHETHER YOU SOLD THE REMAINING UNITS BEING OFFERED PR OTHERWISE TERMINATED THE OFFERING PRIOR TO THE FILING OF THIS REGISTRATION STATEMENT. IF SO, ENSURE THAT YOUR RESPONSE INDICATES THE DATE THE OFFERING WAS COMPLETED AND THE BASIS ON WHICH YOU CONCLUDED THAT IT WAS COMPLETED OR TERMINATED. IF NOT, PLEASE PROVIDE US WITH A DETAILED ANALYSIS AS TO WHY THESE SHARES ARE ELIGIBLE TO BE REGISTERED UNDER THIS REGISTRATION STATEMENT, AS IT WOULD APPEAR THAT THE OFFERING IS STILL ONGOING. WE NOTE THAT THE OFFERING OF THESE SHARES WAS COMMENCED OUTSIDE THE REGISTRATION PROCESS AND THAT THE OFFERING MAY NOT HAVE BEEN COMPLETED BEFORE THE RESALE REGISTRATION STATEMENT WAS FILED. IN THIS SITUATION, RULE 152 APPEARS TO BE UNAVAILABLE TO SEPARATE THE ISSUANCE AND RESALE AS SEPARATE TRANSACTIONS.

        Prior to the conclusion of the private placement Secured sold an aggregate of 144,002 units, each consisting of 4 shares and one warrant. The information on page 32 has been revised to change the approximate number of 69,000 to the precise number of 69,002 which, together with the 75,000 additional units subsequently sold, as previously noted, equals the total of 144,002 units. The number of shares underlying those warrants) should be 144,002 rather than 140,002 shares noted in your comment. All of the shares underlying these warrants were included in the Registration Statement as well as the additional 576,008 shares directly included in the units.

        The offering was conducted only by the senior officers of Secured Services. The last unit was sold on April 26, 2005. The offering was terminated in or about mid-May 2005 when negotiations with Midsummer Investment Ltd., resumed after a short hiatus. The language on page 32 has been revised to indicate that the offering ceased in May.

Calculation of Registration Fee
-------------------------------

5. WE NOTE FOOTNOTE 12 STATES THAT PURSUANT TO RULE 416 "THERE ARE ALSO BEING REGISTERED HEREBY SUCH ADDITIONAL INDETERMINATE NUMBER OF SHARES AS MAY BECOME ISSUABLE PURSUANT TO THE ANTI-DILUTION PROVISIONS OF THE COMMON STOCK PURCHASE WARRANTS, 7.5% CONVERTIBLE DEBENTURES, SERIES B CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE NOTES." WE ALSO NOTE THAT FOOTNOTE 8 APPEARS TO COVER "ANTI-DILUTION ADJUSTMENTS TOTALING 30% OF THE MAXIMUM CONVERSION AND DIVIDEND SHARES FOR THREE YEARS." PLEASE CONFIRM THAT THE ADDITIONAL SHARES DESCRIBED IN FOOTNOTE 8 ARE BEING REGISTERED IN' THE EVENT THE "CERTAIN ADJUSTMENTS" LISTED IN EXHIBITS 3.4, 4.2 AND 4.5 TAKE PLACE, AND THAT FOOTNOTE 12 IS INTENDED TO COVER THE" STOCK SPLITS, STOCK

        DIVIDENDS AND SIMILAR TRANSACTIONS" CONTEMPLATED BY RULE 416, OR ADVISE. NOTE THAT RULE 416 CANNOT BE USED TO COVER ADDITIONAL SHARES ISSUABLE UPON CONVERSION OR EXERCISE OF THE WARRANTS AND CONVERTIBLE DEBENTURES, PREFERRED SHARES AND NOTES IN THE EVENT THAT AN INSUFFICIENT NUMBER OF SHARES WERE REGISTERED TO COVER ANTI-DILUTIVE EVENTS OTHER THAN STOCK SPLITS, STOCK DIVIDENDS AND SIMILAR TRANSACTIONS. PLEASE REVISE OR ADVISE. IN RESPONDING TO THIS COMMENT, PLEASE REFER TO INTERPRETATION 38 OF THE SECURITIES ACT PORTION OF THE MARCH 1999 SUPPLEMENT TO THE MANUAL OF PUBLICLY AVAILABLE CF TELEPHONE INTERPRETATIONS FOR GUIDANCE.

        We hereby confirm that the additional shares described in footnote 8 are designed to cover the "Certain Adjustments" set forth in Exhibits 3.4, 4.2, and 4.4 (formerly 4.5) and that the additional shares pursuant to Rule 416 referenced in footnote 12 are intended to cover stock splits, stock dividends and similar capital adjustments.

Cover Page
----------

6. WE NOTE THAT YOU ALSO FILED A POST-EFFECTIVE AMENDMENT TO A REGISTRATION STATEMENT ON FORM SB-2 (TILE NO. 333-116455). PLEASE REVISE THIS REGISTRATION STATEMENT TO INCLUDE A BRIEF DESCRIPTION OF THE OFFERING BEING MADE UNDER YOUR POST-EFFECTIVE AMENDMENT AND EXPAND YOUR FRONT COVER PAGE TO DISCLOSE THE EXISTENCE OF THE CONCURRENT OFFERING AND TO INDICATE THE NUMBER OF SHARES COVERED BY THE POST-EFFECTIVE AMENDMENT. PLEASE MAKE SIMILAR CHANGES TO YOUR POST-EFFECTIVE AMENDMENT TO FORM SB-2 (FILE NO. 333-116455).

        We have indicated on the cover page of the prospectus the number of shares being offered pursuant to Registration Statement No. 333-116455. Because of this addition, for typographical reasons, we have moved details on the shares offered in this registration to the inside Prospectus cover. We have also amended the recent Development Section to add a new sub-section on "Concurrent Offering".

Recent Developments
-------------------

EVALUATION OF DISCLOSURE CONTROLS: AMELIORATIVE ACTIONS, PAGE 17
----------------------------------------------------------------

7. PLEASE REVISE YOUR DISCLOSURE IN THIS SECTION IN RESPONSE TO THE COMMENTS CONTAINED IN OUR LETTER DATED AUGUST 22, 2005. THIS COMMENT ALSO APPLIES TO YOUR POST-EFFECTIVE AMENDMENT TO FORM SB-2 (FILE NO. 333-116455)

        The section on Evaluation of Disclosure Controls has been substantially revised in accordance with the comments in your letter of August 22, 2005

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PAGE 44
----------------------------------------------------------------------

8. IT IS UNCLEAR WHY THE OWNERSHIP INTEREST OF VASCO DATA SECURITY INTERNATIONAL, INC. IS NOT SHOWN IN THIS TABLE, BOTH INDIVIDUALLY AND WITH REGARD TO MR. HUNT, WHO APPEARS TO BENEFICIALLY OWN THESE SHARES BASED UPON YOUR DISCLOSURE ON PAGE 11. PLEASE ADVISE OR REVISE.

        Vasco Data Security International, Inc., a publicly traded corporation, is not shown in the table since the common stock which it owns, together with the 500,000 shares of common stock into which a portion of its Convertible Preferred Stock is convertible within the next 60 days, is less than 5% of Secured's outstanding shares of Common Stock. Though we believe that by virtue of his position as CEO of Vasco Mr. Hunt may be deemed the beneficial owner of Vasco's shares we do not believe the converse to be the case. Specifically we believe that Vasco Data Security should not be deemed the beneficial owner of the shares held individually by Mr. Hunt. We have amended the table to show as part of Mr. Hunt's beneficial holdings the common stock owned by Vasco including the Common Stock into which its preferred stock is convertible within the next 60 days.

Selling Stockholders page 50
----------------------------

9. PLEASE REVISE TO NAME THE NATURAL PERSON OR PERSONS WHO EXERCISE THE SALE OR SHARED VOTING AND/OR DISPOSITIVE POWERS WITH RESPECT TO THE SHARES TO BE OFFERED FOR RESALE BY QUEEN ANNE SQUARE LLC, RML BURWICK FAMILY LP, AND VASCO DATA SECURITY INTERNATIONAL, INC. SEE INTERPRETATION 1.60 OF THE JULY 1997 MANUAL OF PUBLICLY AVAILABLE CF TELEPHONE INTERPRETATIONS, AS WELL AS INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO THE CF TELEPHONE INTERPRETATION.

        We have named in the footnotes to the selling stockholders' table the persons or persons who exercise voting and dispositive power with respect to the shares offered by Queen Anne Square LLC, RML Burwick Family LP and Vasco Data Security International, Inc.

10. PLEASE EXPAND THIS SECTION TO DESCRIBE THE MATERIAL TRANSACTIONS AND RELATIONSHIPS BETWEEN SECURED SERVICES AND EACH OF THE SELLING STOCKHOLDERS DURING THE PAST THREE YEARS. SEE ITEM 507 OF REGULATION SB. THE TRANSACTIONS WHEREBY THE SHARES TO BE RESOLD WERE ISSUED AND THE DEBENTURES, PREFERRED SHARES, NOTES AND WARRANTS RELATING TO SHARES TO BE RESOLD WERE ISSUED SHOULD BE DESCRIBED IN MATERIALLY COMPLETE TERMS. IN THIS REGARD, WHILE WE NOTE YOUR GENERAL DISCLOSURE REGARDING THESE 1RANSACTIONS, SUCH AS "RICHARD BEN-VENISTE ACQUIRED HIS SECURITIES IN OUR MARCH 2005 PRIVATE PLACEMENT," OR "GEORGE KIANG ACQUIRED HIS SECURITIES FOR SERVICES RENDERED," YOU SHOULD REVISE THIS SECTION TO DISCLOSE THE BASIC TERMS OF THESE TRANSACTIONS. FOR EXAMPLE, DESCRIBE THE SPECIFIC TERMS OF THE MARCH 2005 I PRIVATE PLACEMENT THE NATURE AND VALUE OF SERVICES RENDERED IN EXCHANGE FOR SECURITIES.

        The Selling Stockholder section has been amended to add a new second paragraph referring the reader to the footnotes to the individual selling stockholders wherein we disclosed the transactions in which the shares being offered by each selling stockholder, as well as the other shares beneficially owned by that stockholder, were issued. The same footnote also describes all material transactions and relationships between that selling stockholder and Secured Services.

11. IT DOES NOT APPEAR THAT ANY OF THE SELLING STOCKHOLDERS ARE REGISTERED BROKER-DEALERS. PLEASE CONFIRM. ADDITIONALLY, TELL US WHETHER ANY OF THE SELLING STOCKHOLDERS ARE AFFILIATES OF BROKER -DEALERS. IF SO, THE PROSPECTUS SHOULD BE EXPANDED TO IDENTIFY ALL SELLING STOCKHOLDERS THAT ARE AFFILIATES OF BROKER -DEALERS AND TO INDICATE WHETHER

        THEY ACQUIRED THE SECURITIES TO BE RESOLD IN THE ORDINARY COURSE OF BUSINESS. FINALLY, WHILE WE NOTE THE DISCLOSURE YOU HAVE PROVIDED ON PAGE 57 WITH RESPECT TO INVESTORS WHO PURCHASED SECURITIES "[I]N EACH OF THE PRIVATE PLACEMENTS," PLEASE ENSURE THAT YOU SPECIFICALLY INDICATE FOR ALL AFFILIATES OF BROKER DEALERS WHETHER AT THE TIME OF ACQUISITION THEY HAD ANY AGREEMENTS, UNDERSTANDINGS OR ARRANGEMENTS WITH ANY OTHER PERSONS, EITHER DIRECTLY OR INDIRECTLY, TO DISPOSE OF THE SECURITIES.

        Each of the selling stockholders has advised that he is not a registered broker-dealer or an affiliate of a broker-dealer

Recent Sales of Unregistered Securities, page II-2
--------------------------------------------------

12. REVISE YOUR DISCLOSURE TO PROVIDE ALL THE INFORMATION REQUIRED BY ITEM 701 OF REGULATION S-B FOR EACH TRANSACTION DESCRIBED. FOR EXAMPLE, ALL TRANSACTIONS WHEREBY SHARES WERE ISSUED "FOR SERVICES RENDERED" SHOULD BE REVISED TO DESCRIBE THE SPECIFIC TYPE OF SERVICES PROVIDED AND THE VALUE OF THOSE SERVICES. SEE ITEM 701(C) OF REGULATION S-B. YOU SHOULD ALSO EXPAND YOUR DESCRIPTIONS OF THE EXEMPTION RELIED UPON FOR EACH ISSUANCE TO PROVIDE THE FACTS THAT MAKE SUCH EXEMPTIONS AVAILABLE. SEE
        ITEM 701(D). FINALLY, ---- ENSURE THAT YOUR NEXT AMENDMENT IS REVISED TO PROVIDE INFORMATION REGARDING ALL TRANSACTIONS REQUIRED TO BE DISCLOSED BY ITEM 701. FOR EXAMPLE, WE NOTE THAT THE ISSUANCE OF 10,000 SHARES TO DAVID DENT FOR SERVICES RENDERED IN 2005 AND THE ISSUANCE OF 20,000 SHARES TO GEORGE KIANG, FOR SERVICES RENDERED, DO NOT APPEAR TO BE DESCRIBED IN ITEM 26. PLEASE REVISE OR ADVISE AS APPROPRIATE.

        Item 26 has been revised to provide information regarding all transactions required to be disclosed by Item 701.

Exhibits.
---------

13. WE NOTE THAT MANY OF YOUR EXHIBITS ARE FILED AS "FORM OF." PLEASE ENSURE THAT YOUR NEXT AMENDMENT ATTACHES AS EXHIBITS THE FINAL VERSIONS OF ALL INSTRUMENTS THAT DEFINE THE RIGHTS OF HOLDERS OF THE EQUITY `OR DEBT SECURITIES THAT YOU ARE REGISTERING. SEE ITEM 601 (B)(4)(I) OF REGULATION S-B. IF TWO OR MORE OF THESE DOCUMENTS ARE SUBSTANTIALLY IDENTICAL IN ALL MATERIAL RESPECTS EXCEPT AS TO THE PARTIES THERETO, THE DATES OF EXECUTION OR OTHER DETAILS, YOU NEED FILE A COPY OF ONLY ONE OF SUCH DOCUMENTS, WITH A SCHEDULE IDENTIFYING THE OTHER DOCUMENTS OMITTED AND SETTING FORTH THE MATERIAL DETAILS IN WHICH SUCH DOCUMENTS DIFFER FROM THE DOCUMENT THAT IS FILED.

        Item 27 has been revised to clearly indicate that final versions of the exhibits have been filed. In cases where the documents to be included in an exhibit are materially identical a description of the documents omitted setting forth the material details in which such documents differ from the document that is filed has been provided.

14. PLEASE FILE AS EXHIBITS TO THE REGISTRATION STATEMENT ALL MATERIAL WRITTEN AGREEMENTS, OR ORAL AGREEMENTS REDUCED TO WRITING, RELATED TO THE ISSUANCE TRANSACTIONS BY WHICH THE SELLING STOCKHOLDERS RECEIVED THE SHARES BEING OFFERED FOR THEIR ACCOUNTS, AND

        TERMS OF THESE SECURITIES. FOR EXAMPLE, ALL CONSULTING AGREEMENTS OR ARRANGEMENTS WITH SELLING SHAREHOLDERS WHO RECEIVED THEIR SHARES FOR SERVICES RENDERED SHOULD 'BE FILED. WE ALSO NOTE THAT NO DOCUMENT(S) MEMORIALIZING THE MARCH 2005 PRIVATE PLACEMENT WERE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT. PLEASE FILE ANY SUBSCRIPTION AGREEMENTS; STOCK PURCHASE AGREEMENTS, OR OTHER DOCUMENTS THAT SET FORTH THE TERMS OF THE PRIVATE PLACEMENT AND THE NAMES, DATES AND INVESTMENT AMOUNTS OF THE PARTICIPANTS WITH YOUR AMENDED REGISTRATION STATEMENT.

        Exhibits 4.3, 10.9 thru 10.13, 10.18 and 10.19 have been filed as additional exhibits to the registration statement.

Exhibit 5.1
-----------

15. WE NOTE THAT THE LEGAL OPINION SPEAKS ONLY TO THE OUTSTANDING SHARES OF COMMON STOCK AND THE SHARES OF COMMON STOCK UNDERLYING OUTSTANDING WAN-ANTS. PLEASE REVISE THIS OPINION TO SPEAK TO THE SHARES UNDERLYING THE CONVERTIBLE DEBENTURES, NOTES AND SERIES B PREFERRED SHARES.

        The legal opinion has been revised as suggested.

                                            Very truly yours,

                                            /s/ Stephen A. Zelnick
                                            Stephen A. Zelnick

SAZ:kab-r